NORSAT INTRODUCES LINKCONTROL 7 SOFTWARE AT SATELLITE 2010

Washington, D.C. –March 16th, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today the development of LinkControl 7, the most advanced satellite controller available on the market.

Norsat’s LinkControl 7 is the next generation of satellite terminal control software, delivering the ultimate user experience in a more robust and intuitive package.

The Ultimate User Experience

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Acquiring a satellite has never been easier. LinkControl 7’s intuitive interface guides you through the entire satellite acquisition process.

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LinkControl 7’s clean design and integrated help gets you connected in a snap

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Novice operators can rely on LinkControl 7’s enhanced diagnostic tools to validate every step of the acquisition process.

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Experienced operators can trust the accuracy LinkControl 7 provides—with its eleven integrated hardware and software pointing tools.

Monitor and Control

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In addition to satellite acquisition, LinkControl 7 provides tools that reduce cost and maximize effectiveness.

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LinkControl 7 provides monitor and control capabilities for all critical system components, allowing you to monitor a system’s health in real time and maintain and troubleshoot remotely.

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Connect to a satellite system deployed anywhere in the world to adjust its power levels, monitor system health, or to diagnose a problem.

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Prevent unexpected system outages and minimize downtime.

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LinkControl 7 can control most hardware components made by the major manufacturers.

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Integrating a new modem or BUC is as easy as selecting from a drop down menu and licensing the software.

Commercially Attractive

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Large integrators or manufacturers will find LinkControl 7 commercially attractive. Norsat can provide LinkControl in numerous languages.

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For large projects, LinkControl can be delivered with OEM branding.

Advanced Network Management

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You can extend your reach with LinkControl 7’s new Client-Server architecture.

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Centrally manage and control deployed systems via remote connection. With LinkControl 7’s extensible architecture, you can control SNMP equipment and interface with Network Management Systems.

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More customized modules allow you to control generators, cameras, fire control, heating, and cooling systems. LinkControl 7 provides control way beyond satellite terminals.

“We are highly excited about LinkControl 7, which is a new software package to enable end users of satellite terminals the easiest of use combined with several new features to assist them with any potential connectivity concerns,” said Dr. Amiee Chan, President and CEO. “We believe that feature-rich LinkControl 7 will attract a lot of interest at Satellite 2010 and look forward to its rollout in the coming months.”

LinkControl 7 and the Rover assisted acquired flyaway terminal will be on show at Satellite 2010 from March 16 – 18, 2010 in booth 1049. Additional product information is available at www.norsat.com.

About SATELLITE 2010

The SATELLITE Conference and Exhibition is the premier event providing solutions to the global satellite end-user community. SATELLITE 2010 will attract more than 9,300 delegates from 70 countries and features more than 300 exhibiting companies plus a full conference program led by more than 300 satellite communications experts and innovators. The 2010 Conference features focused forums on broadcast, enterprise, military and emerging regions. For more information, visit www.SATELLITE2010.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

For further information, contact:

Tel: +1 618 606-0135

Email: sales@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.